Exhibit 99.1
Wix Reports Second Quarter 2024 Results
Accelerated bookings growth, driven by key product initiatives, and FCF margin expansion in Q2 builds momentum for 2H
•Meaningful bookings growth acceleration with total bookings of $458.4 million, up 15% y/y, as a result of strong Wix Studio uptake, benefits from growing AI capabilities and commerce platform expansion as well as positive response to the price increase implemented earlier this year
◦Bookings growth accelerated across both Self Creators and Partners
◦Continue to expect bookings growth acceleration to 16% y/y in 2H at the high end of full year guidance range
•Total revenue of $435.7 million exceeded expectations, up 12% y/y, driven by strong Partners growth of 29% y/y
•Record take rate of 1.68%, driven by transaction revenue growth of 21% y/y as we added a new payment partner to Wix Payments
•Continued margin expansion with Q2 FCF1 margin of 27%, driven by additional operating leverage
◦High end of increased full year FCF1 outlook positions us to achieve the Rule of 40 milestone this year, one full year ahead of plan
NEW YORK, August 7, 2024 -- Wix.com Ltd. (Nasdaq: WIX), the leading SaaS website builder platform globally2, today reported financial results for the second quarter of 2024. In addition, the Company provided its outlook for the third quarter and an updated outlook for full year 2024. Please visit the Wix Investor Relations website at https://investors.wix.com/ to view the Q2'24 Shareholder Update and other materials.
“Excellent Q2 results capped off a strong first half of 2024, fueled by successful execution of our strategic initiatives, solid business fundamentals and continued product innovation,” said Avishai Abrahami, Wix Co-founder and CEO. “We made incredible strides towards our key growth pillars and drove significant bookings growth acceleration this quarter. First, Wix Studio continued to outperform expectations, as Studio subscription purchases accelerated, retention remained strong and the number of Studio accounts purchasing multiple subscriptions ramped. We also continued to execute against our AI strategy with the release of 17 AI business assistants so far this year. These assistants are improving the user creation experience while minimizing the amount of support resources required from us. With dozens more still slated to launch this year, AI assistants will soon be everywhere on our platform and in nearly every product. Finally, expansion of our commerce platform with the addition of a new Wix Payments partner resulted in record take rate of 1.68% in Q2. We expect these product initiatives to increasingly become more meaningful drivers of growth in the years to come.”
“Strong execution of our key growth initiatives and solid business fundamentals drove incredible growth momentum and additional margin expansion this quarter,” added Lior Shemesh, CFO at Wix. “Year-over-year bookings growth accelerated to 15% in Q2 from 10% in Q1 as a result of our growth initiatives as well as the price increase implemented earlier this year. Notably, this growth was underpinned by bookings growth acceleration across both Self Creators and Partners businesses. These key product initiatives paired with solid user behavior are expected to drive continued bookings growth acceleration to 16% in 2H at the high end of our expectations. In addition, we delivered further margin expansion this quarter as our stable cost base drove operating leverage, resulting in Q2 FCF margin of 27%. With continued operating leverage expected for the full year, we are increasing our full year FCF outlook. We are now positioned to achieve the Rule of 40 milestone this year at the high end of our guidance range, one year ahead of our three-year plan.”

Q2 2024 Financial Results
•Total revenue in the second quarter of 2024 was $435.7 million, up 12% y/y
◦Creative Subscriptions revenue in the second quarter of 2024 was $312.1 million, up 9% y/y
◦Creative Subscriptions ARR increased to $1.28 billion as of the end of the quarter, up 10% y/y
•Business Solutions revenue in the second quarter of 2024 was $123.6 million, up 20% y/y
◦Transaction revenue3 was $53.9 million, up 21% y/y
•Partners revenue4 in the second quarter of 2024 was $148.4 million, up 29% y/y
•Total bookings in the second quarter of 2024 were $458.4 million, up 15% y/y
◦Creative Subscriptions bookings in the second quarter of 2024 were $329.0 million, up 12% y/y
◦Business Solutions bookings in the second quarter of 2024 were $129.4 million, up 24% y/y
•Total gross margin on a GAAP basis in the second quarter of 2024 was 67%
◦Creative Subscriptions gross margin on a GAAP basis was 83%
◦Business Solutions gross margin on a GAAP basis was 28%
•Total non-GAAP gross margin in the second quarter of 2024 was 68%
◦Creative Subscriptions gross margin on a non-GAAP basis was 84%
◦Business Solutions gross margin on a non-GAAP basis was 30%
•GAAP net income in the second quarter of 2024 was $39.5 million, or $0.71 per basic share and $0.68 per diluted share
•Non-GAAP net income in the second quarter of 2024 was $99.6 million, or $1.80 per basic share and $1.67 per diluted share
•Net cash provided by operating activities for the second quarter of 2024 was $120.0 million, while capital expenditures totaled $7.2 million, leading to free cash flow of $112.8 million
•Excluding capital expenditures and other expenses associated with the build out of our new corporate headquarters, free cash flow for the second quarter of 2024 would have been $117.8 million, or 27% of revenue
•Completed $225 million of share repurchases, marking over $1 billion of share repurchases executed since 2021
•Total employee count at the end of Q2’24 was 5,242, flat q/q

____________________

1	Free cash flow excluding expenses associated with the buildout of our new corporate headquarters.
2	Based on the number of active live sites as reported by key competitors' figures, independent third-party-data and internal data as of Q1 2024.
3
Transaction revenue is a portion of Business Solutions revenue, and we define transaction revenue as all revenue generated through transaction facilitation, primarily from Wix Payments, as well as Wix POS, shipping solutions and multi-channel commerce and gift card solutions.

4
Partners revenue is defined as revenue generated through agencies and freelancers that build sites or applications for other users (“Agencies”) as well as revenue generated through B2B partnerships, such as LegalZoom or Vistaprint (“Resellers”). We identify Agencies using multiple criteria, including but not limited to, the number of sites built, participation in the Wix Partner Program and/or the Wix Marketplace or Wix products used (incl. Wix Studio). Partners revenue includes revenue from both the Creative Subscriptions and Business Solutions businesses. In Q1 2024, the definition was slightly revised to exclude revenue generated from agreements with enterprise users that, by their nature, are more suitable to be categorized under revenue generated by Self Creators. Such revision had an immaterial impact on prior period amounts.

Financial Outlook
Our guidance for the second half of the year reflects the momentum built up in the first six months, particularly from the strong traction of our key product initiatives and solid business fundamentals.
We are updating our full year bookings outlook to $1,802 - $1,822 million, or 13-14% y/y growth, compared to previous guidance of $1,796 - $1,826 million, or 12-14% y/y growth. This outlook reflects the continued expectation that y/y bookings growth will accelerate to 16% in 2H at the high end of our guidance range, as a result of accelerating growth across both Self Creators and Partners. Acceleration is expected to be driven by continued Wix Studio outperformance, benefits from our AI products and our expanded commerce platform, as well as strong user uptake of the price increase implemented earlier this year.
Bookings acceleration in 2024 is expected to translate into y/y revenue growth acceleration in 2025.
We are also updating our full year revenue outlook to $1,747 - $1,761 million, or 12-13% y/y, compared to $1,738 - $1,761 million, or 11-13% y/y growth, previously.
We expect total revenue growth in Q3’24 of $440 - $445 million, or 12-13% y/y growth.
For the full year 2024, we continue to expect non-GAAP total gross margin of 68-69% with non-GAAP Business Solutions gross margin to exceed 30% for the full year. We now expect non-GAAP operating expenses to be approximately 50% of revenue for the full year, slightly improved from our previous expectation of 50-51% of revenue, driven by additional operating leverage expected.
We now expect to generate free cash flow, excluding headquarters costs, of $460 - $470 million, or 26-27% of revenue, in 2024, up from $445 - $455 million, or ~26% of revenue. This increase in free cash flow is expected to be primarily driven by continued operating leverage.
As a result of strong top-line growth and incremental margin improvements, we are now poised to achieve the Rule of 40 milestone this year, if we achieve the high end of our guidance ranges.

Conference Call and Webcast Information
Wix will host a conference call to discuss the results at 8:30 a.m. ET on Wednesday, August 7, 2024. To participate on the live call, analysts and investors should register and join at https://register.vevent.com/register/BI95980ddbd705465cbdf5f8441a1352ac. A replay of the call will be available through August 6, 2025 via the registration link.
Wix will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the Company’s website at https://investors.wix.com/.
About Wix.com Ltd.
Wix is the leading SaaS website builder platform globally2 to create, manage and grow a digital presence. What began as a website builder in 2006 is now a complete platform providing users with enterprise-grade performance, security and a reliable infrastructure. Offering a wide range of commerce and business solutions, advanced SEO and marketing tools, Wix enables users to take full ownership of their brand, their data and their relationships with their customers. With a focus on continuous innovation and delivery of new features and products, anyone can build a powerful digital presence to fulfill their dreams on Wix.
For more about Wix, please visit our Press Room
Investor Relations:
ir@wix.com
Media Relations:
pr@wix.com

Non-GAAP Financial Measures and Key Operating Metrics
To supplement its consolidated financial statements, which are prepared and presented in accordance with U.S. GAAP, Wix uses the following non-GAAP financial measures: bookings, cumulative cohort bookings, bookings on a constant currency basis, revenue on a constant currency basis, non-GAAP gross margin, non-GAAP operating income (loss), non-GAAP operating margin, non-GAAP net income (loss), non-GAAP net income (loss) per share, free cash flow, free cash flow, as adjusted, free cash flow margins, non-GAAP R&D expenses, non-GAAP S&M expenses, non-GAAP G&A expenses, non-GAAP operating expenses, non-GAAP cost of revenue expense, non-GAAP financial expense, non-GAAP tax expense (collectively the "Non-GAAP financial measures"). Measures presented on a constant currency or foreign exchange neutral basis have been adjusted to exclude the effect of y/y changes in foreign currency exchange rate fluctuations. Bookings is a non-GAAP financial measure calculated by adding the change in deferred revenues and the change in unbilled contractual obligations for a particular period to revenues for the same period. Bookings include cash receipts for premium subscriptions purchased by users as well as cash we collect from business solutions, as well as payments due to us under the terms of contractual agreements for which we may have not yet received payment. Cash receipts for premium subscriptions are deferred and recognized as revenues over the terms of the subscriptions. Cash receipts for payments and the majority of the additional products and services (other than Google Workspace) are recognized as revenues upon receipt. Committed payments are recognized as revenue as we fulfill our obligation under the terms of the contractual agreement. Bookings and Creative Subscriptions Bookings are also presented on a further non-GAAP basis by excluding, in each case, bookings associated with long term B2B partnership agreements. Non-GAAP gross margin represents gross profit calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization, divided by revenue. Non-GAAP operating income (loss) represents operating income (loss) calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, acquisition-related expenses and sales tax expense accrual and other G&A expenses (income). Non-GAAP net income (loss) represents net loss calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, amortization, sales tax expense accrual and other G&A expenses (income), amortization of debt discount and debt issuance costs and acquisition-related expenses and non-operating foreign exchange expenses (income). Non-GAAP net income (loss) per share represents non-GAAP net income (loss) divided by the weighted average number of shares used in computing GAAP loss per share. Free cash flow represents net cash provided by (used in) operating activities less capital expenditures. Free cash flow, as adjusted, represents free cash flow further adjusted to exclude one-time cash restructuring charges and the capital expenditures and other expenses associated with the buildout of our new corporate headquarters. Free cash flow margins represent free cash flow divided by revenue. Non-GAAP cost of revenue represents cost of revenue calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP R&D expenses represent R&D expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP S&M expenses represent S&M expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP G&A expenses represent G&A expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP operating expenses represent operating expenses calculated in accordance with GAAP as adjusted for the impact of share-based compensation expense, acquisition-related expenses and amortization. Non-GAAP financial expense represents financial expense calculated in accordance with GAAP as adjusted for unrealized gains of equity investments, amortization of debt discount and debt issuance costs and non-operating foreign exchange expenses. Non-GAAP tax expense represents tax expense calculated in accordance with GAAP as adjusted for provisions for income tax effects related to non-GAAP adjustments.
The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company uses these non-GAAP financial measures for financial and operational decision making and as a means to evaluate period-to-period comparisons. The Company believes that these measures provide useful information about operating results, enhance the overall understanding of past financial performance and future prospects, and allow for greater transparency with respect to key metrics used by management in its financial and operational decision making.
For more information on the non-GAAP financial measures, please see the reconciliation tables provided below. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures. The Company is unable to provide reconciliations of free cash flow, free cash flow, as adjusted, cumulative cohort bookings, non-GAAP gross margin, and non-GAAP tax expense to their most directly comparable GAAP financial measures on a forward-looking basis without unreasonable effort because items that impact those GAAP financial measures are out of the Company's control and/or cannot be reasonably predicted. Such information may have a significant, and potentially unpredictable, impact on our future financial results.

Wix also uses Creative Subscriptions Annualized Recurring Revenue (ARR) as a key operating metric. Creative Subscriptions ARR is calculated as Creative Subscriptions Monthly Recurring Revenue (MRR) multiplied by 12. Creative Subscriptions MRR is calculated as the total of (i) the total monthly revenue of all Creative Subscriptions in effect on the last day of the period, other than domain registrations; (ii) the average revenue per month from domain registrations multiplied by all registered domains in effect on the last day of the period; and (iii) monthly revenue from other partnership agreements including enterprise partners.
Forward-Looking Statements
This document contains forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Such forward-looking statements may include projections regarding our future performance, including, but not limited to revenue, bookings and free cash flow, and may be identified by words like “anticipate,” “assume,” “believe,” “aim,” “forecast,” “indication,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “outlook,” “future,” “will,” “seek” and similar terms or phrases. The forward-looking statements contained in this document, including the quarterly and annual guidance, are based on management’s current expectations, which are subject to uncertainty, risks and changes in circumstances that are difficult to predict and many of which are outside of our control.
Important factors that could cause our actual results to differ materially from those indicated in the forward-looking statements include, among others, our expectation that we will be able to attract and retain registered users and partners, and generate new premium subscriptions, in particular as we continuously adjust our marketing strategy and as the macro-economic environment continues to be turbulent; our expectation that we will be able to increase the average revenue we derive per premium subscription, including through our partners; our expectation that new products and developments, as well as third-party products we will offer in the future within our platform, will receive customer acceptance and satisfaction, including the growth in market adoption of our online commerce solutions and our Wix Studio product; our expectations regarding our ability to develop relevant and required products using artificial intelligence (“AI”), the regulatory environment impacting AI and AI-related activities, including privacy and intellectual property, and potential competitive impacts from AI tools; our assumption that historical user behavior can be extrapolated to predict future user behavior, in particular during turbulent macro-economic environments; our prediction of the future revenues and/or bookings generated by our user cohorts and our ability to maintain and increase such revenue growth, as well as our ability to generate and maintain elevated levels of free cash flow and profitability; our expectation to maintain and enhance our brand and reputation; our expectation that we will effectively execute our initiatives to improve our user support function through our Customer Care team, and continue attracting registered users and partners, and increase user retention, user engagement and sales; our ability to successfully localize our products, including by making our product, support and communication channels available in additional languages and to expand our payment infrastructure to transact in additional local currencies and accept additional payment methods; our expectation regarding the impact of fluctuations in foreign currency exchange rates, interest rates, potential illiquidity of banking systems, and other recessionary trends on our business; our expectations relating to the repurchase of our ordinary shares and/or Convertible Notes pursuant to our repurchase program; our expectation that we will effectively manage our infrastructure; our expectation to comply with AI, privacy, and data protection laws and regulations as well as contractual privacy and data protection obligations; our expectations regarding the outcome of any regulatory investigation or litigation, including class actions; our expectations regarding future changes in our cost of revenues and our operating expenses on an absolute basis and as a percentage of our revenues, as well as our ability to achieve and maintain profitability; our expectations regarding changes in the global, national, regional or local economic, business, competitive, market, and regulatory landscape, including as a result of Israel-Hamas war and/or the Israel-Hezbollah hostilities and/or the Ukraine-Russia war and any escalations thereof and potential for wider regional instability and conflict; our planned level of capital expenditures and our belief that our existing cash and cash from operations will be sufficient to fund our operations for at least the next 12 months and for the foreseeable future; our expectations with respect to the integration and performance of acquisitions; our ability to attract and retain qualified employees and key personnel; and our expectations about entering into new markets and attracting new customer demographics, including our ability to successfully attract new partners large enterprise-level users and to grow our activities, including through the adoption of our Wix Studio product, with these customer types as anticipated and other factors discussed under the heading “Risk Factors” in the Company’s annual report on Form 20-F for the year ended December 31, 2023 filed with the Securities and Exchange Commission on March 22, 2024. The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. Any forward-looking statement made by us in this press release speaks only as of the date hereof. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise.

Wix.com Ltd.
CONSOLIDATED STATEMENTS OF OPERATIONS - GAAP
(In thousands, except loss per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Revenues
Creative Subscriptions	$312,125	$287,089	$616,418	$565,219
Business Solutions	123,621	102,888	239,104	198,834
	435,746	389,977	855,522	764,053

Cost of Revenues
Creative Subscriptions	53,039	52,050	107,842	109,534
Business Solutions	88,635	75,844	171,129	147,838
	141,674	127,894	278,971	257,372

Gross Profit	294,072	262,083	576,551	506,681

Operating expenses:
Research and development	119,257	115,490	243,502	230,433
Selling and marketing	102,498	96,037	209,732	195,170
General and administrative	43,712	37,250	85,042	75,767
Impairment, restructuring and other costs	—	330	—	25,668
Total operating expenses	265,467	249,107	538,276	527,038
Operating income (loss)	28,605	12,976	38,275	(20,357)
Financial income, net	12,383	20,053	31,267	41,430
Other income	38	118	249	175
Income before taxes on income	41,026	33,147	69,791	21,248
Income tax expenses (benefit)	1,508	(430)	6,271	(1,960)
Net income	$39,518	$33,577	$63,520	$23,208
Basic net income per share	$0.71	$0.59	$1.14	$0.41
Basic weighted-average shares used to compute net income per share	55,361,595	56,744,007	55,730,296	56,576,286

Diluted net income per share	$0.68	$0.56	$1.09	$0.40
Diluted weighted-average shares used to compute net income per share	59,526,418	62,186,895	58,373,454	58,180,044

Wix.com Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	Period ended
	June 30,	December 31,
	2024	2023
Assets	(unaudited)	(audited)
Current Assets:
Cash and cash equivalents	$276,067	$609,622
Short-term deposits	240,956	212,709
Restricted deposits	1,296	2,125
Marketable securities	270,104	140,563
Trade receivables	55,784	57,394
Prepaid expenses and other current assets	83,812	47,792
Total current assets	928,019	1,070,205

Long-Term Assets:
Prepaid expenses and other long-term assets	25,466	34,296
Property and equipment, net	136,277	136,928
Marketable securities	13,953	64,806
Intangible assets, net	25,062	28,010
Goodwill	49,329	49,329
Operating lease right-of-use assets	412,903	420,562
Total long-term assets	662,990	733,931

Total assets	$1,591,009	$1,804,136

Liabilities and Shareholders' Deficiency
Current Liabilities:
Trade payables	$18,379	$38,305
Employees and payroll accruals	67,842	56,581
Deferred revenues	650,878	592,608
Accrued expenses and other current liabilities	85,063	76,556
Operating lease liabilities	26,815	24,981
Total current liabilities	848,977	789,031
Long Term Liabilities:
Long-term deferred revenues	91,859	83,384
Long-term deferred tax liability	902	7,167
Convertible notes, net	571,295	569,714
Other long-term liabilities	9,755	7,699
Long-term operating lease liabilities	390,931	401,626
Total long-term liabilities	1,064,742	1,069,590

Total liabilities	1,913,719	1,858,621

Shareholders' Deficiency
Ordinary shares	103	110
Additional paid-in capital	1,682,419	1,539,952
Treasury Stock	(1,025,167)	(558,875)
Accumulated other comprehensive loss	(3,721)	4,192
Accumulated deficit	(976,344)	(1,039,864)
Total shareholders' deficiency	(322,710)	(54,485)

Total liabilities and shareholders' deficiency	$1,591,009	$1,804,136

Wix.com Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
OPERATING ACTIVITIES:
Net income	$39,518	$33,577	$63,520	$23,208
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	6,427	4,497	12,869	9,419
Amortization	1,465	1,489	2,948	2,977
Share based compensation expenses	59,886	53,660	118,028	108,181
Amortization of debt discount and debt issuance costs	791	1,310	1,581	2,618
Changes in accrued interest and exchange rate on short term and long term deposits	890	133	1,770	108
Non-cash impairment, restructuring and other costs	—	330	—	21,164
Amortization of premium and discount and accrued interest on marketable securities, net	3,937	4,132	4,534	4,672
Remeasurement gain on Marketable equity	—	(8,814)	(3,367)	(22,712)
Changes in deferred income taxes, net	(208)	(6,318)	(5,219)	(10,462)
Changes in operating lease right-of-use assets	5,286	5,356	10,310	11,152
Changes in operating lease liabilities	(7,860)	(26,208)	(11,512)	(34,329)
Loss on foreign exchange, net	1,598	—	2,151	—
Decrease (increase) in trade receivables	491	(708)	1,610	(11,182)
Decrease (increase) in prepaid expenses and other current and long-term assets	(28,195)	8,000	(40,763)	(2,858)
Decrease in trade payables	(14,502)	(11,301)	(16,625)	(52,971)
Increase (decrease) in employees and payroll accruals	13,690	(17,932)	11,261	(27,974)
Increase in short term and long term deferred revenues	25,426	12,043	66,745	73,018
Increase (decrease) in accrued expenses and other current liabilities	11,389	(5,485)	14,024	(307)
Net cash provided by operating activities	120,029	47,761	233,865	93,722
INVESTING ACTIVITIES:
Proceeds from short-term deposits and restricted deposits	162	367,610	985	423,701
Investment in short-term deposits and restricted deposits	(11)	(4,480)	(30,173)	(63,460)
Investment in marketable securities	(163,698)	—	(191,545)	—
Proceeds from marketable securities	38,350	115,979	91,155	174,369
Purchase of property and equipment and lease prepayment	(6,871)	(15,175)	(14,586)	(34,749)
Capitalization of internal use of software	(324)	(576)	(734)	(1,934)
Investment in other assets	—	(111)	—	(111)
Proceeds from investment in other assets	550	—	550	—
Proceeds from sale of equity securities	—	17,607	22,148	49,468
Purchases of investments in privately held companies	(460)	—	(1,010)	(7,500)
Net cash provided by investing activities	(132,302)	480,854	(123,210)	539,784
FINANCING ACTIVITIES:
Proceeds from exercise of options and ESPP shares	1,615	1,176	24,243	20,831
Purchase of treasury stock	(225,000)	(50,000)	(466,302)	(68,319)
Repayment of convertible notes	—	(362,667)	—	(362,667)
Net cash provided by (used in) financing activities	(223,385)	(411,491)	(442,059)	(410,155)
Effect of exchange rates on cash, cash equivalent and restricted cash	(1,598)	—	(2,151)	—
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(237,256)	117,124	(333,555)	223,351
CASH AND CASH EQUIVALENTS—Beginning of period	513,323	350,913	609,622	244,686
CASH AND CASH EQUIVALENTS—End of period	$276,067	$468,037	$276,067	$468,037

Wix.com Ltd.
KEY PERFORMANCE METRICS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Creative Subscriptions	312,125	287,089	616,418	565,219
Business Solutions	123,621	102,888	239,104	198,834
Total Revenues	$435,746	$389,977	$855,522	$764,053

Creative Subscriptions	328,967	293,929	663,604	607,358
Business Solutions	129,432	104,570	252,076	206,046
Total Bookings	$458,399	$398,499	$915,680	$813,404

Free Cash Flow	$112,834	$32,010	$218,545	$57,039
Free Cash Flow excluding HQ build out and restructuring costs	$117,797	$49,093	$228,870	$93,122
Creative Subscriptions ARR	$1,276,493	$1,159,744	$1,276,493	$1,159,744

Wix.com Ltd.
RECONCILIATION OF REVENUES TO BOOKINGS
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Revenues	$435,746	$389,977	$855,522	$764,053
Change in deferred revenues	25,426	12,043	66,745	73,018
Change in unbilled contractual obligations	(2,773)	(3,521)	(6,587)	(23,667)
Bookings	$458,399	$398,499	$915,680	$813,404

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Creative Subscriptions Revenues	$312,125	$287,089	$616,418	$565,219
Change in deferred revenues	19,615	10,361	53,773	65,806
Change in unbilled contractual obligations	(2,773)	(3,521)	(6,587)	(23,667)
Creative Subscriptions Bookings	$328,967	$293,929	$663,604	$607,358

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Business Solutions Revenues	$123,621	$102,888	$239,104	$198,834
Change in deferred revenues	5,811	1,682	12,972	7,212
Business Solutions Bookings	$129,432	$104,570	$252,076	$206,046

Wix.com Ltd.
RECONCILIATION OF COHORT BOOKINGS
(In millions)

	Six Months Ended
	June 30,
	2024	2023
	(unaudited)
Q1 Cohort revenues	$21	$20
Q1 Change in deferred revenues	22	23
Q1 Cohort Bookings	$43	$43

Wix.com Ltd.
RECONCILIATION OF REVENUES AND BOOKINGS EXCLUDING FX IMPACT
(In thousands)

	Three Months Ended
	June 30,
	2024	2023
	(unaudited)
Revenues	$435,746	$389,977
FX impact on Q2/24 using Y/Y rates	664	—
Revenues excluding FX impact	$436,410	$389,977

Y/Y growth	12%

	Three Months Ended
	June 30,
	2024	2023
	(unaudited)
Bookings	$458,399	$398,499
FX impact on Q2/24 using Y/Y rates	2,194	—
Bookings excluding FX impact	$460,593	$398,499

Y/Y growth	16%

Wix.com Ltd.
TOTAL ADJUSTMENTS GAAP TO NON-GAAP
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
(1) Share based compensation expenses:	(unaudited)		(unaudited)
Cost of revenues	$3,516	$3,479	$7,106	$7,717
Research and development	30,782	28,778	61,884	57,072
Selling and marketing	9,206	9,652	19,689	19,210
General and administrative	16,382	11,751	29,349	24,182
Total share based compensation expenses	59,886	53,660	118,028	108,181
(2) Amortization	1,465	1,489	2,948	2,977
(3) Acquisition related expenses	1	244	6	440
(4) Amortization of debt discount and debt issuance costs	791	1,310	1,581	2,618
(5) Impairment, restructuring and other costs	—	330	—	25,668
(6) Sales tax accrual and other G&A expenses	237	157	358	465
(7) Unrealized gain on equity and other investments	831	(8,814)	(2,536)	(22,712)
(8) Non-operating foreign exchange income	(2,921)	(1,843)	(7,584)	(5,505)
(9) Provision for income tax effects related to non-GAAP adjustments	(191)	(2,022)	583	(6,153)
Total adjustments of GAAP to Non GAAP	$60,099	$44,511	$113,384	$105,979

Wix.com Ltd.
RECONCILIATION OF GAAP TO NON-GAAP GROSS PROFIT
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Gross Profit	$294,072	$262,083	$576,551	$506,681
Share based compensation expenses	3,516	3,479	7,106	7,717
Acquisition related expenses	—	183	—	207
Amortization	668	667	1,335	1,334
Non GAAP Gross Profit	298,256	266,412	584,992	515,939

Non GAAP Gross margin	68%	68%	68%	68%

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Gross Profit - Creative Subscriptions	$259,086	$235,039	$508,576	$455,685
Share based compensation expenses	2,519	2,562	5,188	5,713
Non GAAP Gross Profit - Creative Subscriptions	261,605	237,601	513,764	461,398

Non GAAP Gross margin - Creative Subscriptions	84%	83%	83%	82%

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Gross Profit - Business Solutions	$34,986	$27,044	$67,975	$50,996
Share based compensation expenses	997	917	1,918	2,004
Acquisition related expenses	—	183	—	207
Amortization	668	667	1,335	1,334
Non GAAP Gross Profit - Business Solutions	36,651	28,811	71,228	54,541

Non GAAP Gross margin - Business Solutions	30%	28%	30%	27%

Wix.com Ltd.
RECONCILIATION OF OPERATING INCOME (LOSS) TO NON-GAAP OPERATING INCOME
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Operating income (loss)	$28,605	$12,976	$38,275	$(20,357)
Adjustments:
Share based compensation expenses	59,886	53,660	118,028	108,181
Amortization	1,465	1,489	2,948	2,977
Impairment, restructuring and other charges	—	330	—	25,668
Sales tax accrual and other G&A expenses	237	157	358	465
Acquisition related expenses	1	244	6	440
Total adjustments	$61,589	$55,880	$121,340	$137,731

Non GAAP operating income	$90,194	$68,856	$159,615	$117,374

Non GAAP operating margin	21%	18%	19%	15%

Wix.com Ltd.
RECONCILIATION OF NET INCOME TO NON-GAAP NET INCOME AND NON-GAAP NET INCOME PER SHARE
(In thousands, except per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Net income	$39,518	$33,577	$63,520	$23,208
Share based compensation expenses and other Non GAAP adjustments	60,099	44,511	113,384	105,979
Non-GAAP net income	$99,617	$78,088	$176,904	$129,187

Basic Non GAAP net income per share	$1.80	1.38	3.17	2.28
Weighted average shares used in computing basic Non GAAP net income per share	55,361,595	56,744,007	55,730,296	56,576,286

Diluted Non GAAP net income per share	$1.67	1.26	2.96	2.08
Weighted average shares used in computing diluted Non GAAP net income per share	59,526,418	62,186,895	59,800,202	62,149,558

Wix.com Ltd.
RECONCILIATION OF NET CASH PROVIDED BY OPERATING ACTIVITIES TO FREE CASH FLOW
(In thousands)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2024	2023	2024	2023
	(unaudited)		(unaudited)
Net cash provided by operating activities	$120,029	$47,761	$233,865	$93,722
Capital expenditures, net	(7,195)	(15,751)	(15,320)	(36,683)
Free Cash Flow	$112,834	$32,010	$218,545	$57,039

Restructuring and other costs	—	2,453	—	4,504
Capex related to HQ build out	4,963	14,630	10,325	31,579
Free Cash Flow excluding HQ build out and restructuring costs	$117,797	$49,093	$228,870	$93,122